03011925

AB 3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C.
165

SEC FILE NUMBER
~~8-031175~~ 8-45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. GRAB (802)229-3097
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VT	05604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN M. GRAB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

SR. VICE PRESIDENT & CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

Financial Statements with Supplementary Information
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Partners of
Sentinel Financial Services Company

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in partners' capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2002) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets:		
Cash and cash equivalents	$ 2,008,932	$ 1,912,280
Distribution fees receivable	825,022	855,889
Commissions receivable	14,000	24,000
Other receivables	120,842	33,087
Deferred commissions, net	8,615,263	8,832,041
Furniture and equipment, net	46,095	66,352
Prepaid expenses and other assets	32,522	56,997
Total assets	$ 11,662,676	$ 11,780,646
Liabilities:		
Service fees payable	$ 424,500	$ 484,000
Accounts payable and accrued expenses	1,561,267	1,079,294
Total liabilities	1,985,767	1,563,294
Partners' capital:	9,676,909	10,217,352
Total liabilities and partners' capital	$ 11,662,676	$ 11,780,646

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations

	Year ended December 31, 2002	2001
Revenue:		
Commissions	$ 5,635,078	$ 4,792,020
Distribution fee income	9,812,083	10,244,539
Marketing service fees	646,804	661,901
Investment income	22,225	55,981
Total revenue	16,116,190	15,754,441
Operating expenses:		
Commissions	4,299,143	3,602,092
Salaries	1,253,941	1,212,878
Incentive plan	3,037,332	1,996,835
Service fees	4,327,397	4,456,815
Amortization expense	4,294,584	3,668,010
Other	2,594,236	2,708,458
Total operating expenses	19,806,633	17,645,088
Partners' net loss	$ (3,690,443)	$ (1,890,647)

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital

	National Life	Provident Mutual	Penn Mutual	Sentinel Management Company	Total
Balance, January 1, 2001	$ 7,346,336	$ 3,964,274	$ 135,809	$ 111,580	$ 11,557,999
Partners' net loss	(1,285,629)	(505,457)	(80,655)	(18,906)	(1,890,647)
Partners' drawings	(500,829)	(264,004)	(27,167)	(8,000)	(800,000)
Partners' contributions	893,666	388,163	54,671	13,500	1,350,000
Balance, December 31, 2001	$ 6,453,544	$ 3,582,976	$ 82,658	$ 98,174	$ 10,217,352
Balance, January 1, 2002	$ 6,453,544	$ 3,582,976	$ 82,658	$ 98,174	$ 10,217,352
Partners' net loss	(2,977,030)	(517,098)	(159,410)	(36,905)	(3,690,443)
Partners' contributions	2,606,966	374,788	136,746	31,500	3,150,000
Purchase of Provident Mutual partnership interest	3,440,666	(3,440,666)	-	-	-
Balance, December 31, 2002	$ 9,524,146	$ -	$ 59,994	$ 92,769	$ 9,676,909

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows

	Year ended December 31, 2002	2001
Cash flows from operating activities:		
Net loss	$ (3,690,443)	$ (1,890,647)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	38,928	57,642
Deferral of commissions	(4,077,806)	(3,685,105)
Amortization of deferred commissions	4,294,584	3,668,010
Changes in assets and liabilities:		
Distribution fees receivable	30,867	176,728
Commissions receivable	10,000	(14,274)
Other receivables	(87,755)	(20,943)
Prepaid expenses and other assets	24,475	(40,851)
Service fees payable	(59,500)	(25,986)
Accounts payable and accrued expenses	481,973	434,821
Net cash used in operating activities	(3,034,677)	(1,340,605)
Cash flows from investing activities:		
Purchase of furniture and equipment	(18,671)	(53,580)
Cash flows from financing activities:		
Contributions from partners	3,150,000	1,350,000
Distributions to partners	-	(800,000)
	3,150,000	550,000
Net increase (decrease) in cash and cash equivalents	96,652	(844,185)
Cash and cash equivalents		
Beginning of the year	1,912,280	2,756,465
End of year	$ 2,008,932	$ 1,912,280

The accompanying notes are an integral part of these financial statements.

1. Organization and operations

Sentinel Financial Services Company (the Company or the Partnership), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer, owned by Sentinel Management Company and affiliates of National Life Insurance Company (National Life) and Penn Mutual Life Insurance Company (Penn Mutual). Previously, the Company was also owned by an affiliate of Provident Mutual Insurance Company (Provident). On June 28, 2002, National Life acquired all of the issued and outstanding capital stock of Sigma American Corporation, thus acquiring Provident's partnership interest in Sentinel Financial Services Company (SFSC). The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), which are registered investment companies. The Company distributes such shares through non-affiliate broker-dealers and registered representatives who are also insurance agents of National Life and Penn Mutual. Commissions are earned on distribution of shares of the Funds. The Company also earns fees for marketing services related to the Sentinel Advantage Variable Insurance Contract distributed by Equity Services, Inc., a registered broker-dealer, which is a wholly-owned subsidiary of National Life Capital Management, Inc. The Sentinel Advantage Variable Insurance Contract is sponsored by National Life.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995, each partner's share of profit or loss is based on a formula which gives effect to the changes in certain blocks of managed net assets contributed to the Partnership. The formula also provides for certain factors to be applied to the net assets of shareholders introduced to the Funds and other assets managed by the Partnership since the inception of the Partnership. The factors used in determining each respective partner's profit or loss percentage depend primarily upon the origin of the net assets under management of the Partnership and its affiliates.

The Company is required to make quarterly distributions of its net cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. Significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury money market fund.

Deferred commissions
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized on a straight-line basis, generally over a one to six year period. Amortization expense for the years ended December 31, 2002 and 2001 was $4,294,584 and $3,668,010, respectively.

Furniture and equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from five to seven years.

Revenue and expense recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis.

Marketing service fees
The Company earns fees for marketing services related to Sentinel Advantage Variable Insurance Contract. The Company recognizes these fees as revenue when earned.

Distribution fee income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, deferred commissions and dealer service fees under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Income taxes
In accordance with current tax regulations no taxes are levied at the partnership level.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the 2001 balances to conform with the 2002 presentation.

3. Net capital and reserve information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum net capital of the greater of $25,000 or 6 2/3% of "aggregate indebtedness", subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital at December 31, 2002 are as follows:

Aggregate indebtedness	$ 1,985,767
Net capital	$ 508,458
Ratio of aggregate indebtedness to net capital	3.91 to 1

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and equipment

Furniture and equipment owned by the Company at December 31, 2002 and 2001 comprise:

	2002	2001
Furniture and equipment	$ 389,516	$ 370,845
Accumulated depreciation	(343,421)	(304,493)
Net furniture and equipment	$ 46,095	$ 66,352

Depreciation expense for the years ended December 31, 2002 and 2001 was $38,928 and $57,642, respectively.

5. Related party transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2002 and 2001 the Company received $4,677,724 and $3,817,694, respectively, on the sale of these shares. Commissions paid on A-shares totaled $4,299,143 and $3,600,907 in 2002 and 2001, respectively. Deferred commissions paid on A-shares, B-shares, C-shares and D-shares totaled $4,077,806 and $3,685,105 in 2002 and 2001, respectively. These commissions were paid to Equity Services, Inc., an affiliate of National Life, 1717 Capital Management Company, an affiliate of Provident Mutual, Horner Townsend & Kent, Inc. and Janney Montgomery Scott, Inc., affiliates of Penn Mutual and outside broker-dealers in the form of dealer reallowances. During 2002 and 2001, the Company received $814,513 and $845,519, respectively, from contingent deferred sales charges assessed upon redemption from the funds.

Under the terms of an agreement dated June 20, 1997, the Company receives fees from Equity Services, Inc. as compensation for its marketing services rendered in connection with the sale of National Life's Sentinel Advantage Variable Insurance contracts. Equity Services, Inc. is the principal underwriter for these Contracts. During 2002 and 2001, the Company received $646,804 and $661,901, respectively, in marketing services fees under this agreement. During 2002 and 2001, National Life paid the fees under this agreement to the Company on behalf of Equity Services, Inc.

Under the terms of its distribution plans with the Funds, the Company received a combined $9,812,083 and $10,244,539 in 2002 and 2001, respectively, from the Funds for providing distribution and other services. Of these amounts, $4,327,397 and $4,456,815 in 2002 and 2001, respectively, were paid to Equity Services, Inc., 1717 Capital Management Company, Horner Townsend & Kent, Inc., Janney Montgomery Scott, Inc. and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2002 and 2001 are $825,022 and $855,889, respectively.

The Company's cash equivalents balance includes $1,950,001 and $1,686,532 at December 31, 2002 and 2001, respectively, as an investment in the Sentinel U.S. Treasury Money Market Fund.

National Life provides the Company with administrative services. The charges for these services are determined by National Life's cost allocation system. Charges for these costs allocated to the Company for the years ended December 31, 2002 and 2001 were $30,689 and $30,448, respectively. Accounts payable and accrued expenses include $150,254 and $129,441 due to National Life at December 31, 2002 and 2001, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company. The Company is reimbursed for a portion of such allocated costs by an affiliated company, American Guaranty & Trust. Such reimbursements were $212,678 and $332,163 for the years ended December 31, 2002 and 2001, respectively. Other receivables include $30,600 and $32,035 at December 31, 2002 and 2001, respectively, related to these reimbursements.

5. Related party transactions (continued)

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative and computer support charges by Sentinel Management Company and occupancy charges by Equity Services, Inc. Such charges were $102,754 and $79,990 for the years ended December 31, 2002 and 2001, respectively. Accounts payable and accrued expenses include $13,260 and $6,884 at December 31, 2002 and 2001, respectively, related to these costs.

SCHEDULE I – SUPPLEMENTARY INFORMATION
SENTINEL FINANCIAL SERVICES COMPANY
(a Vermont General Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital:		
Total partners' capital	$	9,676,909
Deduct:		
Other receivables		-
Furniture and equipment, net of accumulated depreciation		46,095
Prepaid expenses and other assets		9,083,356
		9,129,451
Net capital before haircuts on securities positions		547,458
Haircut on cash equivalents		39,000
Net capital	$	508,458
Aggregate indebtedness:		
Service fees payable	$	424,500
Accounts payable and accrued expenses		1,561,267
Total aggregate indebtedness	$	1,985,767
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $1,985,767)	$	132,384
Excess net capital	$	376,074
Excess net capital at 1000%	$	309,881
Ratio of aggregate indebtedness to net capital		3.91 to 1

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2002, which are presented on a parent company only basis.

Sentinel Financial Services Company

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Partners of
Sentinel Financial Services Company:

In planning and performing our audit of the financial statements and supplementary information of Sentinel Financial Services Company (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3(k)(1).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2002